Acergy S.A. Treasury Shares

London, England – November 12, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) (the “Company”) announces that in order to consolidate the holding of all treasury shares into one entity the Company has sold 10,313,518 treasury shares previously held by Acergy S.A. to its indirect subsidiary Acergy Investing Ltd. The shares were sold at $22.44 per share, representing the average closing price for American Depositary Shares on the NASDAQ Global Select Market for the five trading days ended November 10, 2010.

Following completion of this transaction, Acergy S.A. holds nil treasury shares directly. Acergy S.A. has an indirect interest in the 10,609,639 treasury shares held by Acergy Investing Limited representing 5.45% of total issued share capital.  A further 583,000 shares are held indirectly in an employee benefit trust to support the Acergy 2009 Long-Term Incentive Plan.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.   We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com
www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.